Exhibit 21

Name	Jurisdiction of Organization

TBA Entertainment Group Nashville, Inc.	Tennessee
(formerly known as Avalon Entertainment
Group, Inc.)

AWC Acquisition Group	Delaware

TBA Entertainment Holding Corporation	Delaware

Eric Chandler Merchandising, Inc.	California

TBA Entertainment Group Chicago, Inc.	Delaware
(formerly known as Corporate Productions, Inc.)

TBA Entertainment Group Dallas, Inc.	Texas
(formerly known as Magnum Communications, Inc.)

TBA Entertainment Group Phoenix, Inc.	Arizona
(formerly known as Image Entertainment
Productions, Inc.)

TBA Merchandising, Inc.	Indiana
(formerly known as Karin Glass & Associate, Inc.)

Titley Spalding & Associates, LLC	Tennessee

TKS Marketing, Inc.	Tennessee

TBA Resort Holding Corporation	Delaware

Romeo Entertainment Group, Inc.	Nebraska

Mike Atkins Management Group, Inc.	Tennessee

EJD Concert Services, Inc.	Oregon

Moore Entertainment, Inc.	Tennessee

Alliance Artists, Ltd.	Georgia